UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Bébé Confort

Baby Relax

Babidéal

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL SEES CONTINUED GROWTH IN 2005

•

Diversity a key to success

•

New Schwinn products expected to build on Sting-Ray mania

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Annual revenue growth of 5% - 10% anticipated

•

Additional independent Board member elected

Montreal, May 18, 2005 ― Shareholders attending the Dorel Industries Inc. (TSX: DII.SV, DII.MV; NASDAQ: DIIB) annual general meeting today were treated to an animated demonstration of the global consumer product company’s hottest products by CEO, Martin Schwartz. He told his audience that product development is just one of the strengths that has created a ten-year compound annual growth rate of 22% for revenue and 33% for net income. And, he said additional growth is expected through 2005.

Fiscal 2004 was the best ever for Dorel. Revenues reached US$1.7 billion, up 45% from 2003. Earnings topped the US$100 million mark for the first time, a 35% year-over-year increase. “These achievements were made despite serious obstacles such as high petroleum costs, increased raw material prices and shortages of certain materials,” said Mr. Schwartz.

“Dorel is a highly diversified company appealing to a wide variety of customers. Our various businesses provide the buffer that is sometimes needed to overcome issues in specific areas. While, for example, the RTA furniture sector was tougher last year, bikes were red hot. Dorel is far from a one product, one season company. We are leaders in many product categories, 12 months of the year. It has been beneficial to us over the last two years to have made strategic acquisitions such as Ampafrance and Pacific Cycle. These companies were profitable from day one and have contributed significantly to our growth.”

First quarter of 2005 starts strong

Solid organic growth and new product introductions across all divisions have provided a good start for the year. Revenues rose 19% to US$465.6 million, compared to US$391.1 million a year ago. Earnings increased 40% to US$27.2 million or US$0.83 per share, fully diluted, compared to US$19.4 million or US$0.59 per share for the first quarter last year.

Product development brings results

An important element of Dorel’s success is its in-house design of exciting, quality, name branded consumer products. This was again evident in 2004. Dorel’s Schwinn brand launched the “rebirth of cool” with the Sting-Ray chopper style bike in April. By year end well over half a million units had been sold in the US. The bike was on numerous retailer and media top 10 Christmas gift lists and was named the 2004 Outdoor Toy of the Year by the Toy Industry Association.

Market research indicates that the chopper bicycle style is not a brief trend and that youngsters are specifically looking for the Schwinn Sting-Ray. Pacific Cycle, Dorel’s Recreational/Leisure operating subsidiary, has responded with a number of new Sting-Ray models for 2005 to further capture the mania created, including adult units as well as 3 and 5 speed versions.

The new Sting-Ray Electric™ was unveiled at the shareholder’s meeting and will be available at various Schwinn retailers beginning in late May. As well, there is a new line of four-stroke gas-powered motor scooters, all featuring the Schwinn Quality Seal. The motor scooter market is the fastest growing motorcycle segment.

The Safety 1st Corvette motorized ride-on electric car, a new Dorel Juvenile product category launched in 2004, was also named in several 2004 Christmas lists. The toy’s success prompted retailer Toys R Us to name the Dorel Juvenile Group, USA as one of its Vendors of the Year. The fire truck ride-on has also proven to be a great hit and several more models are in the works, such as a batmobile.

Cosco Home & Office, part of Dorel’s Home Furnishings sector, was recently named Wal*Mart’s hardware Vendor of the Year for its innovative lines of ladders and step stools.

A boost for car seats

In the US, 2005 car seat sales are projected to grow by 15% to 20% in unit volume due to new booster seat legislation in several states.  Since March, all children under the age of 7 have been required to ride in a belt-positioning booster while traveling in New York. Other states throughout the US are proposing and approving similar legislation in an effort to make booster seat use more uniform.

With Dorel’s Cosco and Safety 1st brands, the Company expects to benefit from the added consumer awareness these laws will generate.

2005 outlook

While Dorel no longer provides specific earnings guidance, Dorel CFO, Jeffrey Schwartz, did outline some of Dorel’s expectations for 2005. “We anticipate revenues will grow in the range of 5% to 10%, while our gross margin levels are expected to improve marginally as we believe commodity prices will remain at their currently high levels.

“The 2005 effective tax rate is expected to return to traditional levels in the range of 15% to 20%, due mainly to anticipated changes in the mix of earnings as the Company works in different tax jurisdictions. Nonetheless, we fully expect improvement on the bottom line. There will be less capital spending in 2005 as we have completed major projects, particularly the “factory-of-the-future” in Columbus, Indiana. Our free cash flow target for the year is $100 million and it is our intention to use available free cash flow to pay down debt.”

New independent  Board member

Robert P. Baird of Stamford, Connecticut was elected to Dorel’s Board of Directors. Mr. Baird is President and CEO of Philips Domestic Appliances and Personal Care and has extensive expertise in consumer products. Previously Mr. Baird was a consultant in the New York office for a major international recruitment firm where he specialized in the consumer products industry and marketing management. He has also held senior positions at Samsonite and General Motors.

Mr. Baird’s election to the Dorel Board further reinforces the majority of independent members. Six of the 10 directors are now external members.

Gearing up for prevention

At the close of the meeting, Dorel announced it was equipping Sun Youth Organization’s Montreal summer security bike patrol with Schwinn mountain bikes for its full 30 member contingent.

Following the meeting, noon-time office workers were treated to a spectacular demonstration of Pacific Cycle’s internationally renowned bicycle stunt team on the plaza of Place Ville Marie to help launch the complex’s summer bicycle program.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the design ing , manufactur ing and market ing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products ; Ameriwood Industries, which market s ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses ; Cosco Home & Office , which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort , Maxi-Cosi, Quinny, Safety 1st, Babidéal, and Baby Relax brands. Dorel Asia sources and imports home furnishings products .

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

May 18, 2005